Exhibit 1.01

Ashland Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2014 to December 31, 2014
1. Introduction
This Conflict Minerals Report (this “Report”) of Ashland Inc. (“Ashland” or the “Company”) is filed as an exhibit to Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1 through December 31, 2014. This Report refers to Section 13(p) of the Exchange Act, which was added by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), Rule 13p-1 of the Exchange Act and Form SD, collectively, the “conflict minerals rule.” Certain terms in this Report are defined in the conflict minerals rule and the reader is referred to that source and to SEC Release No. 34-67716 issued on August 22, 2012 (the “SEC Release”) for such definitions.

The conflict minerals rule was adopted by the U.S. Securities and Exchange Commission (“SEC”) pursuant to Dodd-Frank. The conflict minerals rule requires public companies that manufacture or contract to manufacture products that contain “conflict minerals” that are necessary to the functionality or production of those products to disclose certain information annually about the source and origin of “conflict minerals” originating in the “Covered Countries.” The “conflict minerals” are gold, columbite-tantalite (coltan), cassiterite, and wolframite (including their derivatives, tantalum, tin and tungsten). The “Covered Countries” are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

For the reporting period that is the subject of this Report, Ashland conducted a review of its products and found that small quantities of tin compounds are found in certain of its product lines. The affected product lines represent only a small portion of the Company’s business. After conducting a reasonable country of origin inquiry (“RCOI”), described below, the Company knows or has reason to believe that some of its products manufactured or contracted for manufacture contain necessary conflict minerals that originated or may have originated, in the Covered Countries and that they are not or may not be from recycled or scrap sources. Therefore, the Company conducted due diligence on the source and chain of custody of those necessary conflict minerals in its products for the 2014 calendar year. “Necessary conflict minerals” include those conflict minerals that are necessary to the functionality or production of a product that is manufactured by the Company or contracted to be manufactured by the Company.

The Company is not required to obtain an independent private sector audit report for this Report.

2. Company Overview
Ashland is a leading, global specialty chemical company that provides products, services and solutions that meet customers' needs throughout a variety of industries. Ashland’s chemistry is used in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical.

Ashland’s supply chain is complex, and there are many indirect suppliers in the supply chain between it and the mines or locations of origin of its necessary conflict minerals. The Company does not purchase any conflict minerals directly from mines, smelters or refiners. Therefore, it must rely on its direct and indirect suppliers, including distributors, to provide information about the source and chain of custody of its necessary conflict minerals.

The only necessary conflict minerals contained in Ashland’s products are tin compounds. There has been much discussion as to whether such compounds are within the scope of the conflict minerals rule. Certain SEC comments in the SEC Release, language from SEC reply briefs in the ongoing legal challenge to the conflict minerals rule, and the posting by the SEC of a letter drafted by counsel to certain industry groups memorializing a conversation with the SEC on this topic suggest that these organic compounds are not within the scope of the conflict minerals rule. However, until more definitive SEC guidance is available, the Company will continue to report on its use of these necessary tin compounds that are contained in its products.

3. Reasonable Country of Origin Inquiry

For the Company and all of its consolidated subsidiaries and affiliates, the Environmental, Health and Safety department (“EH&S”) identified the Company’s products that contained conflict minerals or were reasonably likely to contain conflict minerals by reviewing and confirming the accuracy of data obtained for calendar year 2013 and updating it to include any new products and materials purchased in calendar year 2014. After collecting this data, EH&S identified the entities that supplied the product or material containing, or reasonably likely containing, the necessary conflict minerals. EH&S and the Company’s Supply Chain department (“Supply Chain”) then identified the products containing necessary conflict minerals that Ashland manufactured or contracted for manufacture during calendar 2014 by pulling purchase orders over the past year. Tin (in the form of tin compounds) was the only necessary conflict mineral appearing in any of the Company’s products in calendar year 2014. EH&S used the Company’s enterprise resource planning (“ERP”) system to collect this data. Supply Chain also reviewed the list of materials and suppliers provided by EH&S and queried the Company’s data warehouse and ERP system to confirm the relevant suppliers and verify the data provided by EH&S. This resulted in a list of only a small number of applicable suppliers or distributors who provided materials containing necessary tin compounds, or that were reasonably likely to contain necessary tin compounds, for the Company’s products that were completed in calendar year 2014.

To perform the RCOI regarding the tin compounds, the Company identified all of its tin compound suppliers and surveyed and attempted to obtain supporting documentation from them to verify the origin of the tin compound they supplied to Ashland. The Company used the Conflict Minerals

Reporting Template (the “CMRT”) developed by the Conflict-Free Sourcing Initiative (the “CFSI”) for its questionnaire to suppliers. This questionnaire requested information the Company needed to complete the RCOI and the due diligence discussed in more detail below. The Company reviewed responses from all suppliers and identified any “red flags” or inconsistencies contained in the responses. As a result of those responses, the Company knows or has reason to believe that some of the products it manufactured or contracted to manufacture during the reporting period that is the subject of this Report contain necessary conflict minerals that originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be from recycled or scrap sources. Accordingly, the Company performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.

4. Due Diligence

Design of Due Diligence

As required by the conflict minerals rule, the Company’s due diligence measures were designed to conform, in all materials respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013, and the related supplement for tin, tantalum tungsten (“OECD Guidance”).

Due Diligence Measures Performed

Establish strong company management systems:
Ashland took a number of the steps described in the OECD Guidance to establish strong company management systems. The Company Supplier Code of Conduct includes a conflict minerals policy, which states that Ashland will work with suppliers and will strive to ensure that any conflict minerals contained in the Company’s products come from conflict-free sources. Additionally, the policy requires suppliers to provide information about their use of conflict minerals in products sold to the Company. The Company requires all new suppliers to certify that they will comply with the Supplier Code of Conduct and started reaching out to existing suppliers in 2014 to obtain the certification.

The Company also has a working group for conflict minerals compliance (the “Working Group”), comprised of individuals from EH&S, Legal, the Internal Audit department (“Internal Audit”) and Supply Chain. The Working Group consulted outside counsel and external auditors regarding the requirements of the conflict minerals rule. There were a small number of suppliers providing materials that contain tin compounds or that were reasonably likely to contain tin compounds (the “applicable suppliers”), and the Working Group, primarily through Supply Chain, was responsible for performing the due diligence. The Working Group kept a record of the due diligence steps it took in a Conflict Minerals Compliance Memorandum. Members of the Working Group provided periodic updates to senior management regarding the status of due diligence efforts, including through a presentation by Supply Chain to the Ethics and Compliance Committee. Additionally, conflict minerals compliance is included in a Compliance Report provided to the Audit Committee.

In addition to the Supplier Code of Conduct discussed above, the Company communicated directly with all of its applicable suppliers and requested that they cooperate with its efforts to identify the source and chain of custody of the necessary conflict minerals (which, in the case of the Company for the calendar year 2014, was limited only to tin compounds) by completing the CMRT.

The Company intends to retain relevant supplier response documentation for no less than five years in accordance with the OECD Guidance.

Identify and assess risks in supply chain:
The Working Group sent emails to the applicable suppliers and requested that they respond to the questionnaire attached to the email. The Company used the CMRT as the questionnaire that it sent to the applicable suppliers. The CMRT requests information about the suppliers’ policies, engagement with their suppliers, names and locations of smelters and refiners and the origin of conflict minerals. This request was made of 100% of the applicable suppliers who supply products that contain necessary conflict minerals or were reasonably likely to contain necessary conflict minerals, which amounted to a total of eight (8) applicable suppliers. Because of the Company’s position in the supply chain, it relies on its suppliers, many of whom are not subject to the conflict minerals rule, to assist in identifying risks in the supply chain.
The Company received responses from seven out of eight applicable suppliers. The Working Group, primarily Legal, but with some assistance of outside counsel, reviewed and analyzed the responses from the applicable suppliers to determine if the responses were complete and consistent with the rest of the information the Company obtained. The Working Group communicated further with those applicable suppliers who provided responses that were incomplete, inconsistent or that were not completed using the CMRT. The Company also followed up numerous times by phone and email with the supplier that did not respond to its request for information, but did not receive any response from that supplier. For those suppliers who provided information on smelters, the Company used the Conflict-Free Smelter Program initiated by the CFSI to verify whether those smelters were certified as “compliant” smelters by the Conflict Free Smelter Program.

Design and implement a strategy to respond to identified risks:
In order to respond to risks identified in the step above, the Working Group implemented a response strategy to enforce the CMRT as the method to gather information about the Company’s supply chain. The following actions were taken to mitigate risks in the supply chain based on initial CMRT responses:

•	Following up by email and telephone calls with applicable suppliers who did not respond or did not respond to the survey by using the CMRT to urge them to submit the CMRT; and

•	Inquiring about discrepancies in the responses provided in the CMRT.
The Working Group periodically discussed the status of the applicable supplier survey results on their conference calls. The Working Group discussed the status of the due diligence and actions to mitigate supply chain risks, if any were identified. Working Group members periodically provided updates of the due diligence to senior management.
Another step taken to manage risks was to gather information on conflict minerals from suppliers as part of the supplier on-boarding process. New suppliers filled out a survey and provided compositional information for their products. A question on that survey has been added that specifically asks whether conflict minerals are included in the product or material. Once that information is gathered, there is a flag set up in the ERP system that prompts the user to send a notification to the EH&S team if a product or material contains a component classified as a conflict mineral. Although this has not occurred yet, if it does occur, the Company would send the CMRT to the new supplier to inquire about the source and chain of custody of the conflict minerals. The Company will then only proceed with the relationship if a complete and consistent survey is provided by the new supplier. There have been no new suppliers that supply products containing necessary conflict minerals to the Company since the system was implemented.

For calendar year 2014, Internal Audit began its review of Ashland’s ERP system to ensure the newly established conflict minerals rule set would detect conflict minerals being introduced into the ERP system. The rule set was established to maintain the current list of conflict minerals, based on information provided by the CFSI, to be run against any new product or material entered into the ERP system. In addition, the EH&S team performed a review of the existing products and materials to ensure compliance with the rule set and as a secondary check for identifying conflict minerals. Internal Audit completed the review in calendar year 2015 and a report is expected to be issued in calendar year 2015.

The Company has also mitigated risks by training Legal, Supply Chain and EH&S personnel on the conflict minerals rule. The training was accomplished by having certain employees attend conference calls with external auditors and having someone from Supply Chain join the CFSI and attend periodic calls on conflict minerals.

The Company also urged suppliers to complete the CMRT, thus encouraging them to participate in industry-wide initiatives to identify upstream suppliers, including smelters and refiners. The Company has communicated with its suppliers about the conflict minerals rule, provided a description of the conflict minerals rule, listed links to websites and videos where the supplier could obtain more information, and requested that they complete the updated version of the CMRT.

Carry out independent third-party audit of smelter’s/refiner’s due diligence practices:
The Company does not have direct relationships with smelters or refiners of conflict minerals and it does not carry out audits of these facilities. However, the Company supports audits conducted by third-parties by urging its suppliers to complete the CMRT, which would require them to gather information from their suppliers. The Company relies on industry efforts to influence smelters and refiners to get audited and become certified through the Conflict-Free Smelter Program. The Company supports the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict-Free Sourcing Initiative, which audits the due diligence activities of smelters and refiners. The data on which the Company relied for certain statements made in this Report was obtained through its membership in the CFSI, membership code ASHL.

Report annually on supply chain due diligence:
This Report and the Form SD are available on the Company’s website at http://investor.ashland.com/sec.cfm and are filed with the SEC. The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.

5. Results of Review

Facilities used to process the necessary conflict minerals

Four out of seven applicable suppliers who responded to the Company’s request to complete a CMRT provided information at the product-level. The remaining three applicable suppliers provided information at the company-level. Of the applicable suppliers who stated specifically that tin was included in the materials or products that they provided to the Company, none identified the specific smelters to which the necessary conflict minerals in the Company’s products could be traced. Accordingly, the Company is unable to disclose the facilities used to process the necessary conflict minerals in its products during the reporting period. Some of the Company’s suppliers provided some but not all of the facilities used to process the necessary conflict minerals in their supply chains. Annex I lists the known facilities disclosed by the Company’s applicable suppliers.

Countries of origin of the Company’s necessary conflict minerals

For the applicable suppliers that listed smelters that process the necessary conflict minerals in their supply chains, some of them provided country of origin information but could not trace the conflict minerals that they provided to the Company to a particular country of origin. Therefore, despite its due diligence efforts and engagement (or attempted engagement) with all applicable suppliers, the Company does not have sufficient information to determine the countries of origin of the necessary conflict minerals in its products. Some of the Company’s suppliers provided some but not all of the countries of origin of the necessary conflict minerals in their supply chain. Annex II lists the countries of origin disclosed by the Company’s applicable suppliers.

Efforts to determine the conflict minerals’ mine or location of origin

The Company has determined that the most reasonable effort it can make to determine the mines or locations of origin of its necessary conflict minerals is to seek information from its direct suppliers about the smelters and refiners in its supply chain and to urge its suppliers do the same with their direct suppliers. This was completed by requesting that all applicable suppliers complete the CMRT and following-up with those suppliers that did not complete the CMRT. Further attempts were made to follow-up with certain suppliers whose responses were incomplete or inconsistent with the other data the Company gathered. The Company was unable to gather the necessary information from these suppliers to determine the mine or location of origin of its necessary conflict minerals.

6. Due Diligence Limitations

As previously mentioned, the Company does not purchase any conflict minerals directly from mines, smelters or refiners. Due to its position in the supply chain, the Company must rely on its direct and indirect suppliers, including distributors, to provide information about the source and chain of custody of its necessary conflict minerals. Furthermore, the Company must rely on independent third-party audits of smelters and refiners as it does not carry out its own audit of these facilities. These third-party representations and audits may prove to be incorrect or based on fraud. Accordingly, the Company can only provide reasonable, and not absolute, assurance regarding the source and chain of custody of its necessary conflict minerals.

7. Steps Taken and Being Taken to Mitigate Risk

Since the start of the reporting period that is the subject of this Report, the Company has taken or intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit or finance armed groups and to improve the results of its due diligence measures. In addition to these extra steps set forth below, the Company is continuing to engage in the activities described above in “Due Diligence - Due Diligence Measures Performed.”

First, the Company intends to work to improve the due diligence measures it conducts to obtain more current, complete and reliable information from all applicable suppliers about the source and chain of custody of its necessary conflict minerals. Similar to the prior year, the Working Group will review the steps it took for calendar year 2014 to identify areas where additional and more accurate information can be obtained.

In calendar year 2014, the Company officially published its Supplier Code of Conduct, which includes a section on the sourcing of conflict minerals. The Supplier Code of Conduct is publicly available at www.ashland.com/supplier-code-of-conduct. The Supplier Code of Conduct is also being distributed to the Company’s supply base, where the Company has requested, and the Company is in the process of obtaining, a completed compliance statement from its suppliers. New suppliers are provided with the Supplier Code of Conduct and the compliance statement. Should a supplier’s adherence to the Supplier Code of Conduct be questioned, the supplier is expected to provide evidence of conformity to the Code. Ashland has the right to investigate non-conformity and reserves the right to terminate the business relationship and any existing contracts with any of its suppliers.

As a result of the training already provided to internal Legal, EH&S and Supply Chain personnel, they will continue to be available to respond to questions from employees and third-parties about the Company’s expectations for conflict minerals compliance. Ashland will continue to train Legal, EH&S and Supply Chain personnel and the Working Group on the conflict minerals rule and best practices for ensuring compliance with the OECD Guidance. In calendar year 2015, select members of the Working Group have attended training sessions on conflict minerals from external auditors and attended meetings held by the CFSI.

The Company will continue to collect product and material compositional information through its ERP system and will flag products or materials containing conflict minerals so that it can collect necessary information from suppliers prior to those materials being integrated into Ashland products.

Internal Audit will continue to test this system periodically to ensure it is working properly. The Company expects a report from Internal Audit on its findings in calendar year 2015.

8. Forward-Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “may,” “will,” “should” and “intends” and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the SEC, news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw material cost increases through price increases), and risks and uncertainties associated with the following: Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt), the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions), the global restructuring program (including the possibility that Ashland may not achieve the anticipated revenue and earnings growth, cost reductions and other expected benefits from the program), Ashland’s ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are contained in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this Report whether as a result of new information, future events or otherwise.

Annex I

Known Facilities Used to Process the Necessary Conflict Minerals in the
Applicable Suppliers’ Supply Chains Disclosed by the Company’s Applicable Suppliers

Metal	Smelter	Smelter Identification No.
Tin	Minsur	CID001182
Tin	Malaysia Smelting Corporation (MSC)	CID001105
Tin	Thaisarco	CID001898
Tin	Operaciones Metalurgical S.A.	CID001337
Tin	Yunnan Tin Group (Holding) Company Limited	CID002180
Tin	EM Vinto	CID000438
Tin	Mineração Taboca S.A.	CID001173
Tin	White Solder Metalurgia e Mineração Ltda.	CID002036
Tin	CV United Smelting	CID000315
Tin	PT Mitra Stania Prima	CID001453
Tin	PT Prima Timah Utama	CID001458
Tin	PT Timah (Persero) Tbk Mentok	CID001482
Tin	PT DS Jaya Abadi	CID001434
Tin	PT Stanindo Inti Perkasa	CID001468
Tin	Cooperativa Metalurgica de Rondônia Ltda.	CID000295
Tin	PT Timah (Persero) Tbk Kundur	CID001477
Tin	PT Eunindo Usaha Mandiri	CID001438
Tin	PT Belitung Industri Sejahtera	CID001421
Tin	PT Babel Inti Perkasa	CID001402
Tin	Metallo-Chimique N.V.	CID002773

Annex II

Countries of Origin of the Necessary Conflict Minerals in the
Applicable Suppliers’ Supply Chain Disclosed By the Company’s Applicable Suppliers

Peru

Malaysia